Exhibit 99.6

ECOLAB SAVINGS PLAN AND ESOP

2006

Fifth Amendment

Pursuant to Section 10.2 of the Ecolab Savings Plan and ESOP - 2006 Restatement, the Company amends section 11.5 of the Plan to read:

11.15.     Eligible Earnings

(A)          Except as provided below, the “Eligible Earnings” of a Participant for any period are the sum of the amounts paid for that period for service as an Employee as base salary and wages, overtime pay, shift differential premium, commissions, annual incentive bonuses paid in the form of cash (but not long-term incentive bonuses), vacation pay, personal leave pay and short-term disability benefits paid by the Participating Employer, increased by the amount of Before-Tax Savings Contributions made on behalf of the Participant for that period and by the net amount of compensation reductions experienced by the Participant during such Plan Year under any Code section 125 cafeteria plan or Code section 132(f)(4) qualified transportation fringe maintained by the Participating Employer.  Eligible Earnings will not include severance pay, any remuneration paid after the end of the month following the month in which the Participant’s employment terminated, amounts deferred or paid under an agreement between the Participating Employer and the Participant that is not a plan qualified under Internal Revenue Code Section 401(a), any Matching Contributions or Profit Sharing Contributions, contributions made by the Participating Employer under any other employee benefit plan, or amounts realized by the Participant upon the exercise of a nonqualified stock option, the lapse of restrictions applicable to restricted stock or any disposition of stock acquired under a qualified or incentive stock option.

(B)           Notwithstanding Subsection (A), in no event will a Participant’s Eligible Earnings for any Plan Year be taken into account to the extent they exceed $200,000; provided, that the dollar limitation for each Plan Year will be adjusted for cost of living increases to such larger amount as may be in effect for such Plan Year under Code section 401(a)(17).

(C)           Notwithstanding Subsection (A), to the extent that a payment in the nature of back pay is required to be included in Eligible Earnings for purposes of this Plan, such payment will be taken into account, in the manner prescribed by the Administrator, as Eligible

Earnings for the period or periods in which such payment is made and not for the period to which the back pay may relate.

This amendment is effective as of January 1, 2008.

IN WITNESS WHEREOF, the Company has caused this instrument to be executed by its authorized officers and its corporate seal to be affixed, on the date written below.

Dated:  September 4, 2008

ECOLAB INC.

(Seal)

	By:	/s/Steven L. Fritze
Steven L. Fritze
Chief Financial Officer

Attest:	/s/Lawrence T. Bell
Lawrence T. Bell
General Counsel and Secretary